Via Facsimile and U.S. Mail
Mail Stop 4720

September 30, 2009

Marcia A. Dall
Executive Vice President &
Chief Financial Officer
Erie Indemnity Company
100 Erie Insurance Place
Erie, PA 16530

  **Re: Erie Indemnity Company**
    **Form 10-K for the Year Ended December 31, 2008**
    **File No. 000-24000**

Dear Ms. Dall:

  We have completed our review of your Form 10-K and have no further comments at this time.

      Sincerely,


      Joel Parker
      Accounting Branch Chief